Exhibit 99.(m)(2)

December 1, 2006

ALPS Distributors, Inc.

ATTN:  Jeremy May

1625 Broadway Suite 2200

Denver, Colorado 80202

Re:                               Notice of Termination of the Distribution Plan (“Plan”) with the Financial Investors Trust (“FIT”) for Prime Money Market Fund Class II dated April 1, 2002

Dear Jeremy:

This Notice is provided to ALPS Distributors, Inc., as required under the Plan with your organization regarding FIT.  The Class II shares of the Prime Money Market Fund has ceased operations.  This letter is to serve as notice of termination of the Plan effective November 1, 2006.

If you have any question concerning this Notice, please contact Stephanie Barres, at 303-623-2577.

Sincerely,

/s/ Erin E. Douglas
Erin E. Douglas
Secretary